December 12, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Ms. Barbara Jacobs

Office of Mergers and Acquisitions

450 Fifth Street, NW. – Mail Stop 4561

Washington, DC. 20549-0406

Re: WorldTradeShow.com, Inc.

Registration Statement on Form 10-SB Filed October 19, 2005

Amendment  No. 1 to Registration Statement on Form 10-SB Filed November 7, 2005

File No. 0-51126

Dear Ms. Jacobs:

Pursuant to your letter of January 19, 2005, we are responding to your specific comments and questions. We have today filed our Amendment No. 2 to Registration Statement on Form 10-SB to reflect our responses, a redlined copy which is included with this letter.  Our responses follow in the order they were raised in your letter. We have also enclosed various exhibits to this letter which provide the supporting details as requested.

Amendment No. I to Form 10-SB

1. We issue our prior comment 3 of our March 9 letter that the statutory safe harbors of the Private Securities Litigation Reform Act are not available to you as a non-reporting issuer. Please either delete the reference or make it clear each time that you refer to the safe harbors that they are unavailable to you.

Registrant Response to Staff Comment No. 1. The applicable disclosures have been revised to indicate that the safe harbor protection will not be available until such time as the Registrant is a reporting company.

[Reference: the responsive text is found on page 3 of the Form 10-K/A, first paragraph under “Cautionary Statement Regarding Forward Looking Statements” and the top of page 10].

Part 1 - Item 1. Description of Business

Background

2. As previously requested in prior comment 5 of our March 9 letter, please provide us with a copy of your business plan on a supplemental basis.

Registrant Response to Staff Comment No. 2. The requested business plan will be provided to the Commission Staff on a supplemental basis.

[Reference: not applicable].

1.

Please disclose that WorldTradeShow acquired Dudesmart.com from the owners of Hi-Tek Multimedia, Inc., Mr. Thomas Johnson and Dr. Lee Johnson, the current majority shareholder of WTS.  Please also disclose how the value of the stock issued was determined.

Registrant Response to Staff Comment No. 3.  We have disclosed that we acquired DudeSmart.com from Mr. and Mrs. Johnson and the valuation formula.

[Reference: The requested disclosure is set forth in the fourth paragraph of page 3].

2.

Disclose that the stock issued for the acquisition of the software from Hi-Tek was issued to the Johnsons. Disclose how the value of that stock was determined and the total consideration involved.

Registrant Response to Staff Comment No. 4. We have disclosed that we acquired the Hi-Tek software license from the Johnsons and how the value of the stock was determined: “We utilized a historical stock price analysis to determine that $0.01 was a fair price for the shares issued to Hi-Tek in this transaction.  We reviewed the illiquidity of our shares trading in the Pink Sheets and the daily closing market price and trading volume of our shares for the 60 day period prior to the transaction.  The range of pricing during this period was from $0.005 to $0.015.  We concluded that the trading of our stock in the Pink Sheets may not reflect the ‘fair price’ of the stock because of the thin trading market, wide bid-ask spread and large volatility in historical stock prices.   Additionally, we considered that the shares being issued to Hi-Tek are restricted securities that are unregistered and not able to be traded in the public marketplace.  Based on this analysis, the consideration price of $0.01 per share was determined to be fair.”

[Reference: The requested disclosure is set forth in the first paragraph of page 4].

3.

As previously requested in prior comment 6 of our March 9 comment letter, describe in this section all phases of your business plan, necessary milestones, timetables for completion, costs associated with each milestone, and progress to date, perhaps in tabular form.

Registrant Response to Staff Comment No. 5. The requested table setting forth phases of the Registrant’s business plan, milestones, timetables, costs and progress to date has been provided.

[Reference: The table is set forth in the fifth paragraph, page 4].

4.

We note your response to our prior comment no. l in our letter dated February 25, 2005. Although you indicate that a policy for website accounting costs has been added to your financial statements it does not appear to be disclosed in your notes. Also, as requested in our prior comment, tell us how you have accounted for the costs incurred as part of the web site development and how you have considered SFAS 86, SOP 98-1 and EITF 00-2. Specifically address these standards in your response and revise your financial statement notes to include your accounting policy for web site development costs.

Registrant Response to Staff Comment No. 6. The Registrant has no costs for website development or research and development.  All costs are incurred via the Hi-Tek Service Agreement.

Marketing

7.

Please file a copy of the Business.com.vn agreement as an exhibit as the only filing we have for Business.com.vn is a memorandum of understanding.

Registrant Response to Staff Comment No. 7. The requested exhibit of the Business.com.vn agreement has been previously included as an exhibit to the Form 10-SB under Exhibit 10.2, Hotels.com.vn Marketing agreement.  (Business.com.vn owns Hotels.com.vn as a wholly owned subsidiary).

[Reference: this exhibit is provided as Exhibit 10.2].

Research and Development

1.

You disclose in your Form 10-SB/A, that "Hi-Tek has developed and deployed WorldTradeShow.com's promotional web site..." This disclosure does not appear to be consistent with your response that WTS has retained a fully developed reservation software via a license agreement. Reconcile your response to your disclosure and tell us whether you entered an arrangement with Hi-Tek to develop software which they then licensed to your Company. Further revise your disclosures to clearly explain the timing, nature and terms of the arrangement with Hi-Tek. Further tell us how you considered paragraph 1ld of SFAS 2 in accounting for this arrangement with Hi-Tek.

Registrant Response to Staff Comment No. 8.

[Reference: the required disclosure is set forth under the “Research and Development” paragraph, page 6].  The Company has licensed a fully developed reservation software via the license agreement.  The Company has not engaged Hi-Tek for any other software development at this time.

Management's Discussion and Analysis or Plan of Operation

2.

We note in your Form 10-SB/A filed on November 7, 2005 that the implementation of "Phase I" will now require $1.5M to complete. We further note that in your response to comment no. 7 in our letter dated February 25, 2005, you disclose that you plan to raise the $1.5M through "private placement memorandum." Tell us more about this funding source and amend your filing to indicate how you will fund your needs.

Registrant Response to Staff Comment No. 9. The private placement financing will be done through resources we have available in the form of ‘angel’ or venture capital investors, once the Registrant’s stock becomes listed on the OTC Bulletin Board.

[Reference: the required disclosure is set forth in the first paragraph of “Plan of Operation,” page 11].

3.

You disclose that "For the time being the Company anticipates current operations will continue to be funded by shareholder loans or debt from its vendor and majority shareholder." Revise to discuss whether you have a commitment from your shareholders or vendors to fund your operations for the next twelve months.

Registrant Response to Staff Comment No. 10. At this time the Registrant has a commitment from its majority shareholders to fund its operations for the next 12 months.

[Reference: the required disclosure is set forth in the first paragraph of “Plan of Operation,” page 11].

4.

You discuss your Plan of Operation by quarters for what appears to be the year ending April 30, 2006. Considering your Form 10-SB was filed after the second quarter of fiscal 2006, revise your Plan of Operation to discuss the progress made in each of those quarters under "Phase I" of your plan, or progress made through the end of the second quarter of fiscal 2006. Revise your discussion to address your Plan of Operations for twelve months from your most recent interim period included in your filing.

Registrant Response to Staff Comment No. 11. The requested disclosure in Plan of Operation has been revised to discuss the progress made in "Phase I" of our business plan through the end of the fourth quarter of fiscal 2006 (October 31, 2006).

[Reference: the required disclosure is set forth commencing on page 12 under “Plan of Operation”].

12.

Considering you disclose that Phase I will require $1.5 million to complete revise your Plan of Operations to discuss the funds expended to date and the remaining funds you will require to complete this phase. Also update your schedule of “Use of Proceeds of $1,500,000” to reflect this information.

Registrant Response to Staff Comment No. 12.

We have revised our Plan of Operations to discuss the funds expended to date and the remaining funds we will require to complete this phase, and we have also updated our schedule of “Use of Proceeds of $1,500,000” to reflect this information.

[Reference: the required disclosure is set forth commencing on page 13 under “Plan of Operation” not applicable].

Results of Operations

13.

Please include a discussion of the results of operations for the periods ended July 31, 2005 and July 31, 2004.

Registrant Response to Staff Comment No. 13.

The requested information regarding results of operations for the periods ended July 31, 2005 and July 31, 2004 has been provided.

[Reference: the required disclosure has been added in a new section setting forth Results of Operations for the periods ending July 31, 2005 and July 31, 2004, page 13].

1.

Please advise where you disclosed the information referenced in your response to our prior comment no. 17.

Registrant Response to Staff Comment No. 14. The requested disclosure is set forth location page 4, first paragraph

2.

We note your response to our prior comment no. 7 in our letter dated February 25, 2005 and that you have signed a service agreement with Hi-Tek. Tell us and revise to disclose the nature of the service agreement with Hi-Tek and whether it will allow you to operate without additional funding for the next twelve months.

Registrant Response to Staff Comment No. 15.  The Registrant shall be signing a renewal of its service agreement with Hi-Tek to run through an additional 12 months through 2006, which provides for the Registrant’s monthly operating expenses and will allow us to operate without additional funding for the next twelve months.

[Reference: please refer to the first paragraph “Liquidity and Capital Resources,” page 14].

16.

Please also include a discussion of the liquidity and capital resources as of July 31, 2005 as compared to July 31, 2004.

Registrant Response to Staff Comment No. 16. a discussion of the liquidity and capital resources as of July 31, 2005 as compared to July 31, 2004 has been provided in the liquidity and capital resource section.

[Reference: please refer to the first paragraph “Liquidity and Capital Resources,” page 14].

17

As requested in prior comment 21, disclose the costs associated with being a public company and the sources of funds used to pay for such costs. See Item 303(b)(l)(iii) of Regulation SB.

Registrant Response to Staff Comment No. 17.  We have disclosed the costs associated with being a public company and the sources of funds used to pay for such costs.

[Reference: please refer to the last two paragraphs “Liquidity and Capital Resources,” page 15].

Item 3. Description of Property

18.

Disclose that the offices are leased from HI-TEK as a part of the Services Agreement.

Registrant Response to Staff Comment No. 18.  We have disclosed that our offices are leased from HI-TEK as a part of our Services Agreement with this firm.

[Reference: this disclosure is set forth under Item 3, Description of Property, page 18].

Directors and Executive Officers

19.

Please revise your biographical information to eliminate its promotional tone as in, for instance, third full paragraph or the final sentence of the fourth paragraph of Mr. Sheldon Silverman's biography. Please also see the tone of the language in the first paragraph of the biography of Mr. Rosette and the entire discussion of Mr. Spinelli.

Registrant Response to Staff Comment No. 19. The requested changes to the biographies of Messrs. Silverman and Rosette have been made to eliminate the promotional tone.  Mr. Spinelli has resigned from the Registrant’s Board of Directors and his biography has been deleted for this reason.

[Reference: please refer to Item 5, “Directors, and Executive Officers, Promoters and Control Persons,” page 16].

Executive Compensation Stock Options

20.

Please see Item 402(c) and (d) of Regulation S-B. Include the required separate tables for options granted and for options exercised.

Registrant Response to Staff Comment No. 20.

The requested tables for options granted and for options exercised is enclosed.

[Reference: please refer to the option tables set forth under Item 6, Executive Compensation, pages 17 and 18].

Unpaid Consulting Fees/Advances from Related Parties

21.

We note that WTS is accruing interest at the rate of 12% per year on these unpaid balances. Please be advised that, to the extent that this interest rate exceeds market rates for similar loans, the difference should be disclosed in the Summary Compensation Table).

Registrant Response to Staff Comment No. 21. The requested disclosure has been set forth in footnote No. 5 to the Summary Compensation Table, page 19.

[Reference: please refer to footnote No. 5 to the Summary Compensation Table, page 19].

Part III

Item 1. Exhibits, List and Reports in form 8-K

22.

Please supplementally advise what WTS’ intentions may be regarding the filing of Exhibits 4.1 and 6.1.  We are unable to locate these exhibits.

Registrant Response to Staff Comment No. 22. The requested exhibits, 4.1 is a jpeg file and we were unable to EDGARize it. Exhibit 6.1 does not exist.

[Reference: please refer to exhibits 4.1 and 6.1 in the exhibits section of the Form 10-SB].

Financial Statements, Page F1

Report of Independent Public Accounting Firm

23.

It is not clear from the audit reports filed with Independent Registered Public Accounting Form is opining on the cumulative results of operations form September 15, 1995 (inception) to April 30, 2005. Please note that the fourth standard of reporting, as detailed in paragraph 4 of AU Section 508, states that the audit report should either contain an expression of opinion regarding the financial statement, taken as a whole, or an assertion to the effect that an opinion cannot be expressed. Revise your filing as necessary.

Registrant Response to Staff Comment No. 23.

We have revised the filing within the opinion letter of Ibbara CPA Exhibit.

Consent of Wong Johnson & Associated, APC

24.

We note the consent of Wong Johnson & Associates is included on page F3 of your filing and their opinion on your financial statements is filed as exhibit 23. Revise your filing to include the consent of Wong Johnson & Associates as exhibit 23 and to include their opinion within the financial statement section of your Form 10SB. We refer you to Item 601 of Regulation S-B.

Registrant Response to Staff Comment No. 24. The consent of Wong Johnson & Associates is now filed as Exhibit 23 and their opinion is contained within the financial statement section of our Form 10-SB.

[Reference: please refer to Exhibit 23 and the opinion section of the financial statements].

Statements of Operations, page F4

25.

We note your response to our prior comment no. 9 and revisions to your earnings per share presentation. If your basic and diluted earnings per share are the same, revise your presentation in your Statements of Operations to include a line item for “basic and diluted” earnings per share, as opposed to your current presentation of “basic” earnings per share. Also revise the presentation in your interim financial statements as necessary. We refer you to paragraph 36 of SFAS 128.

Registrant Response to Staff Comment No. 25.

Notes to Financial Statements are labeled as per request.

General

26.

We note that your footnotes do not appear to be labeled in chronological order. Revise accordingly.

Registrant Response to Staff Comment No. 26.

Footnotes have been labeled as per request

Note 2- Summary of Significant Accounting Polices

Revenue Recognition

27.

We note your response to our prior comment no. 13 and your disclosure that internet revenues consist primarily of commissions and are recognized when trade partners present records of the transactions on a monthly basis. Explain whether you record those revenues gross or net and address the criteria in EITF 99-19 in your response. Revise your revenue recognition policy, as necessary.

Registrant Response to Staff Comment No. 27.

The revenue recognized are based off of commissions of room revenues.

[Reference: not applicable].

1.

It is not evident from your revenue recognition policy what you mean by “trade partners” and it is not evident what types of products you are selling. Revise your revenue recognition policy to explain what you mean by “trade partners,” the types of transactions that result in commission revenue and the products that the company is selling.

Registrant Response to Staff Comment No. 28.

We have revised our revenue recognition accordingly.

Note 1 – Capital Structure

Note 3 – Intangible, long-lived assets and goodwill

29.

We note your response to our prior comment no. 15 and revised disclosures in note 3 to your financial statements. Revise to disclose the amortization expense for the next five years. We refer you to paragraph 45 (a) (3) of SFAS 142.

Registrant Response to Staff Comment No. 29.

Please refer to page 41 last paragraph

30.

We note the impairment charges recorded during fiscal year 2005. provide the disclosures pursuant to paragraph 47 of SFAS 144 for each impairment charge recorded during fiscal year 2005.

Registrant Response to Staff Comment No. 30.

Please refer to page 42 First paragraph

Dudesmart.com

31.

In your response to our prior comment no. 16 you indicate that once Dudesmart.com becomes fully operational amortization of goodwill will be recorded in accordance with SOP 96. Considering there does not appear to be a Statement of Position 96, please clarify your reference to this standard. In addition pursuant to paragraph 18 of SFAS 142, goodwill shall not be amortized. Tell us how you considered this guidance in determining that you will amortize goodwill recorded in connection with the acquisition of Dudesmart.com. Further tell us how you considered SFAS 142 in determining whether goodwill was impaired as of April 30, 2005 or July 31, 2005.

Registrant Response to Staff Comment No. 31.

The Company has revised its footnotes in regards to DudeSmart.com. The Company believes that the Dudesmart.com transaction is fair value and is still accurate as accordance with paragraph 18 of SFAS 142.

1.

As previously requested in our prior comment no. 16, tell us whether the Dudesmart.com transaction was an acquisition of a business or assets. In your response specifically address how you considered the criteria in EITF 98-3.

Registrant Response to Staff Comment No. 32.

On June 23, 2000, the Company accepted a proposal to exchange 1,200,000 shares of common stock for 100% of the outstanding common stock of Dudesmart.com, Inc., from a related entity (Note 8).   At the time of the transaction, the shares were valued at $.22 per share (estimated value $264,000).  Dudesmart.com will be the entertainment division for the Company specializing in the entertainment and gaming industry. At the date of accusation Dudesmart.com had no fixed assets and all Development fees were expensed as occurred.  Therefore the Company recognized this transaction as an asset and recorded Goodwill.  The Company anticipates that the Dudesmart.com will be operational in the spring of 2006.

2.

You indicate in your response and within your Management’s Discussion and Analysis section of your Form 10-SB that the Dudesmart.com will be fully operational in the fall of 2005. Revise your filing to provide an updated status of this “entertainment division” for the Company.

Registrant Response to Staff Comment No. 33.  We have revised the Management’s Discussion and Analysis section to further describe the steps to be taken to bring the Dudesmart.com division fully operational in the fall of 2005.

[Reference: please see “Management Discussion and Analysis,” , page 13].

License Agreement with HI-TEK Multimedia, Inc.

34.

We reissue our prior comment no. 17. Tell us, in detail, how you determined the fair value ($.01) of shares issued in connection with this transaction.

Registrant Response to Staff Comment No. 34. We have disclosed in our response to Comment No. 4 how the value of the stock was determined.

[Reference: The requested disclosure is set forth in the first paragraph of page 4].

35.

In your response to our prior comment no. 18 you indicate that no amortization was recorded in the first year for the license acquired from HI-TEK. Tell us the authoritative accounting literature that supports your amortization method for this license. In your response explain how your amortization method complies with paragraph 12 of SFAS 142.

35.

The company has impaired its license agreement for the fiscal year of 2005 and amount which it time believe it can recoup its cost.  The prior auditor did not amortize the licensing agreement at the time because the company assumed to amortize its license agreement with its revenue stream

Registrant Response to Staff Comment No. 35.

36.

We reissue our prior comment no. 19. Tell us and revise to disclose the commencement and termination date of the license acquired from HI-TEK.

Registrant Response to Staff Comment No. 36.  The commencement and termination dates of the license acquired from HI-TEK are as follows: January 14, 2003 and January 14, 2006.

[Reference: the statement set forth above is in the Financial Statement footnote regarding the “License Agreement with Hi-Tek Multimedia, Inc.].

Business.com.vn Marketing License Agreement

37.

We note your response to our prior comments 20 and 21 in our letter dated February 25, 2005 relating to the Business.com.vn Marketing License Agreement. In addition to responding to those comments please explain your statement that, “This policy is in line to EITF 02-16 which states that cash receipts which can be separated.” Also address the following in your response:

•

Tell us what identifiable benefit Business.com.vn receives in exchange for the consideration earned by WTS.

•

Tell us how this identifiable benefit is sufficiently separable from your purchase of Business.com.vn’s license such that you would have entered into an exchange transaction with a party other than Business.com.vn in order to provide that benefit.

•

Tell us how you were able to reasonably estimate the fair value of the benefit provided.

Registrant Response to Staff Comment No. 37.

•

The identifiable benefit Business.com.vn receives is expertise in marketing through the Internet -Google, Yahoo, offline, affiliates, alliances, much more exposure in the USA, to help gain more reservations

•

Business.com.vn, are the exclusive owners of Hotels.com.vn the official Hotel Travel website recognized by the Vietnamese Government. We feel this a substantial deal for WTS.  We are breaking new ground for the online travel industry in the Country of Vietnam.  If we would have entered into another party other than Business.com.vn we would not have this rare opportunity.

•

The company negotiated with Business.com.vn for many months, we determined that the online travel market is expanding especially in Asia.  We saw a mutual beneficial relationship with Business.com.vn to help with their directory, Hotels.com.vn and we believe our deal is below market value as compared to other Asian online travel companies.  The best example would be Elong of China which IAC paid a substantial amount of money to get a piece of the China market.

Note 6 – Related Party Transactions

38.

Your response does not appear to address our prior comment no. 23. As previously requested, tell us whether Dr. Johnson’s control of your Company could result in operating results or financial position significantly different if he did not have control. We refer you to paragraph 4 of SFAS 57 Revise your disclosures, as necessary.

Registrant Response to Staff Comment No. 38. We believe that the Registrant would not be able to continue as a going concern at this time if Dr. Johnson did not control the Company.

[Reference: not applicable].

Note 3 – Marketing and Distribution Agreements

MASXIMA Discount Card Agreement

39.

You indicate in your response to our prior comment no. 25 that the commissions earned under the Memorandum of Understanding with Grupo Campestree will be recognized whey they become due. Tell us, how this satisfies all of the revenue recognition criteria outlined in SAB 104. In addition in your financial statement notes you disclose that, “…WTS may retain 20% of recurring revenue.” Tell us and clarify in your response the nature of this “recurring revenue.”

Registrant Response to Staff Comment No. 39.

The Company has not started to collect revenue from this MOU as of yet.  Once the Company starts to collect revenue, WTS will retain 20% of the revenue.  The revenue will be recognized as it is earned.

Note 5 – Stock Options, Page 40

1.

We reissue our prior comment no. 26 in our letter dated February 25, 2005. Revise your financial statement notes to provide all applicable disclosures for stock based compensation pursuant to paragraphs 45-48 of SFAS 123, such as pro forma income, assumptions used in valuing stock options and other equity issuances, fair value of options issued, among other disclosures. In addition tell us how your determined the fair value of the common stock underlying the options issued.

Please refer to pages 19 and 20 Stock Option section

Registrant Response to Staff Comment No. 40. Please refer to pages 19 and 20 Stock Option section

41.

Tell us how you determined the fair value of equity issuances to non-employee, such as the 200,000 options issued to the consultant in September of 2004, and how you accounted for these issuances. Address your consideration of EITF 96-18 and 00-18 in your response.

The Consultant has resigned and his options are canceled.  The option was recorded in APIC.   Please refer to pages 19 and 20.

Registrant Response to Staff Comment No. 41. The Consultant has resigned and his options are canceled.  The option was recorded in APIC.   Please refer to pages 19 and 20.

42.

We reissue our prior comment no 27. As previously requested, tell us how you accounted for the cancellation and re-issuance of these options and whether they are accounted for as variable. In your response, specifically address your consideration of FIN 44 and EITF 00-23.

Registrant Response to Staff Comment No. 42. The expense of the cancelled options was carried forward to the new issuances as required by EITF 00-23. They were not considered variable at the time he options were originally issued.  The company has also included the option agreements with its most recent amended filing.

43.

We reissue our prior comment no. 28. Provide a schedule of all of the common stock issued and stock options granted for fiscal 2005, 2004, and 2003. Further, as previously requested, tell us the objective evidence, that supports your rationale and determination of the fair market value at the different issuance/grant dates.

Registrant Response to Staff Comment No. 43

We refer you to page 46 Stock Options and page 49 Stock Issuances

Recent Sales of Unregistered Securities

44.

As previously requested in prior comment 34 of our March 9 letter, please disclose in your registration statement all unregistered issuances for the past three years, the exemption relied upon and the facts that make the exemptions(s) available.  See Item 701 of Regulation S-B.

Registrant Response to Staff Comment No. 44.

We have provided the requested information regarding private sales of securities within the past three years including the exemption relied upon and the factual basis for the exemption.

[Reference: Item 4, Recent Sales of Unregistered Securities, page 24].

Thank you for your time. Should you have any further questions or additional advice and counsel we can be reached at (858) 292-9637.

Sincerely,

Sheldon Silverman

President

SS:ps

Enclosures – Exhibits attached:

Business Plan